                              SOLICITING MATERIAL
     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 25, 1997

                            SCHEDULE 14A INFORMATION
PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934
                       [AMENDMENT NO...................]

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Filed by a Party other than the Registrant [X]

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[ ] Preliminary Proxy Statement      [ ] Confidential, For Use of the Commission
                                         Only (as permitted by Rule 14a-6(e)(2))

[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[X] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

                                SHONEY'S, INC.
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                (Name of Registrant as Specified in Its Charter)

                 RAYMOND D. SCHOENBAUM and BETTY J. SCHOENBAUM
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    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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


The following letter, written by Raymond D. Schoenbaum, appeared in the Nashville Banner on July 24, 1997:


        I was disappointed to see that Stephen Lynn, chairman and chief executive officer of Shoney's, excluded several key facts about the problems facing Shoney's today ["Shoney's grapples with legacy of debt, lawsuit,'' July 14].

        Blaming Shoney's financial woes on the 1988 recapitalization plan simply does not pass muster. In fact, it contradicts the opinion of Shoney's own financial advisor then and now, Salomon Brothers. Following the recapitalization, which Salomon referred to as "a proactive way to improve shareholder value," Shoney's continued to be strong and viable, and the plan enabled the Company to provide value to all shareholders. In fact, Lynn and his Board felt secure enough to incur an additional $100 million in company debt to finance Shoney's acquisition of TPI Enterprises last September.

        Mr. Lynn is assessing blame on actions taken in 1988, rather than finding solutions in 1997. The shareholders of Shoney's are not looking for excuses from management. We are looking for solutions. Under Lynn's leadership, Shoney's share value, customer count and food quality have all continued to decline.

        It is clear that Shoney's once valued customers are not coming back and the Company is simply not responding to their preferences. In our view, the Company has lost touch with its customer base, as evident in the reduced food quality and service and its misdirected and outdated concept. As a result, competitors are outperforming Shoney's in every aspect.

        Mr. Lynn remarked that the casual dining segment "is no longer a growth industry." While this may be the case for Shoney's, it is clearly not so for its competitors. From 1990 to 1996, while competitors like Cracker Barrel, AppleBee's, and Bob Evans Farms faced sales increases of 318%, 706%, and 83%, respectively, Shoney's sales grew only 18%. Comparable store sales indexed to Shoney's, from 1990 to 1996, rose for six key competitors of Shoney's; Shoney's comparable store sales have fallen for 18 consecutive quarters.

        Finally, the shareholders of Shoney's have spoken clearly and decisively that they, too, are dissatisfied with Shoney's performance and want the opportunity sooner than later to elect a Board of Directors that will guide our Company in the future. In a little more than one week, we obtained agent designation cards from shareholders of Shoney's representing more than 39% of Shoney's outstanding shares. We look forward to bringing our case directly to all shareholders big and small to let the real owners decide for themselves how to ensure the long-term survival of our Company for the benefit of all its constituencies.

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                                   #   #   #


                       INFORMATION REGARDING PARTICIPANTS
                           AND CERTAIN OTHER PERSONS

Raymond D. Schoenbaum has his principal business address at 1640 Powers Ferry Road, Building Two, Suite 100, Marietta, Georgia 30067. Betty J. Schoenbaum has her principal residential address at 5541 Gulf of Mexico Drive, Longboat Key, Florida 34228. Raymond D. Schoenbaum is a private investor. Betty J. Schoenbaum is not employed. As of the date hereof, Raymond D. Schoenbaum is deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) 508,061 shares of Common Stock of Shoney's, which constitutes approximately 1.0% of the outstanding shares of Common Stock (based on information provided by Shoney's in its quarterly report on Form 10-Q for the quarter ended May 11, 1997). As of the date hereof, Betty J. Schoenbaum is deemed to own beneficially 3,394,480 shares of Common Stock of Shoney's, which constitutes approximately 7.0% of the outstanding shares of Common Stock (based on information provided by Shoney's in its quarterly report on Form 10-Q for the quarter ended May 11, 1997). As of the date hereof, Raymond D. Schoenbaum and Betty J. Schoenbaum are deemed to own beneficially 3,866,791 shares of Common Stock of Shoney's, which constitutes approximately 8.0% of the outstanding shares of Common Stock (based on information provided by Shoney's in its quarterly report on Form 10-Q for the quarter ended May 11, 1997).

In connection with Montgomery Securities' engagement as financial advisor to the Shoney's Shareholders' Committee, the Committee anticipates that certain employees of Montgomery Securities may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders for the purpose of assisting in the solicitation. Montgomery Securities will not receive any fee for, or in connection with, such solicitation activities apart from the fees they are otherwise entitled to receive under their engagement. The principal business address of Montgomery Securities is 600 Montgomery Street, San Francisco, California 94111. In the ordinary course of its business, Montgomery Securities maintains customary arrangements and may effect transactions in the securities of the Company for the accounts of its customers. As a result of its engagement by the Shoney's Shareholders' Committee, Montgomery Securities restricted its proprietary trading in the securities of Shoney's as of June 16, 1997 (although it may still execute trades for customers on an unsolicited agency basis). As of June 12, 1997, Montgomery Securities did not beneficially own any Common Stock of Shoney's, and held of record 10,312 shares of Common Stock for customer accounts.

In addition, Howard E. Sachs, John S. Ellis and W. Douglas Benn, advisors to Raymond D. Schoenbaum, may assist in soliciting Agent Designations, although none of them nor the Shoney's Shareholders' Committee admits that any of them is a "participant", as defined in Schedule 14A promulgated by the Securities and Exchange Commission under the Exchange Act. Mr. Sachs has his principal business address at 1901 Powers Ferry Road, Suite 260, Atlanta, Georgia 30339. As of the date hereof, Mr. Sachs was the beneficial owner of 5,250 shares of Common Stock of Shoney's. Mr. Ellis has his principal business address at 1640 Powers Ferry Road, Building Two, Suite 100, Marietta, Georgia 30067. As of the date hereof, Mr. Ellis did not own beneficially or of record any shares of Common Stock. Mr. Benn has his principal business address at 1640 Powers Ferry Road, Building Two, Suite 100, Marietta, Georgia 30067. As of the date hereof, Mr. Benn did not own beneficially or of record any shares of Common Stock.


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